ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Nuvola, Inc. and Bollente Companies, Inc. regarding the $13,000 loan from Bollente to Nuvola.

Bollente loaned $13,000 to Nuvola. The loan has 0% interest, is unsecured and is due upon demand.

Nuvola agreed to pay Bollente the total principal amount of $13,000 upon demand from Bollente.